Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6

www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

IPIC and NOVA Chemicals Announce Closing of Transaction

Pittsburgh, PA (July 6, 2009) — International Petroleum Investment Company (“IPIC”) and NOVA Chemicals Corporation (“NOVA Chemicals”) announced the completion today of the acquisition of NOVA Chemicals by way of a plan of arrangement (the “Arrangement”).  NOVA Chemicals will continue to operate its chemicals and plastics business from its North American base.

“We are very pleased to complete this transaction and we are excited about the future opportunities for NOVA Chemicals to grow in Alberta and elsewhere,” said Chris Pappas, President and CEO of NOVA Chemicals.  “Our team is focused on leveraging renewed financial strength to take our industry-leading technology from our operating base in Canada to the world.”

“We are very pleased that NOVA Chemicals is joining the IPIC family,” said Managing Director and Board Member, IPIC, H.E. Khadem Al Qubaisi. “NOVA Chemicals will complement IPIC’s existing petrochemical portfolio by providing access to North American markets and distribution channels, world-class technology, and a wider range of products.”

“We believe that NOVA Chemicals is a perfect fit within our long-term petrochemical growth strategy, and this combination is a key component in achieving IPIC’s goal of becoming a global industry leader.”

Pursuant to the Arrangement, a wholly-owned subsidiary of IPIC acquired all of NOVA Chemicals issued and outstanding common shares for US $6.00 per share.  Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company, at 416-643-5500 or toll free at 1-800-387-0825 or by email at inquiries@cibcmellon.com.  Non-registered shareholders should contact their broker or other intermediary for details.

De-listing of the common shares from the Toronto Stock Exchange and the New York Stock Exchange is expected to occur shortly.

About IPIC

IPIC is wholly owned by the Government of the Emirate of Abu Dhabi.  Its mandate is to invest in the hydrocarbon sector outside the Emirate of Abu Dhabi.  IPIC looks to earn a commercial rate of return on its investments and is a long-term equity investor.  IPIC has become one of the leading companies in the field of petroleum and energy investment since its inception in 1984.  It plays an active role in the development of the petrochemical sector in Abu Dhabi through facilitating joint ventures, which benefit from the technology and operating resources of companies in IPIC’s portfolio and Abu Dhabi’s feedstock advantages.

IPIC holds equity stakes in Borealis & OMV in Austria and Germany (1998 & 1994, respectively), Aabar in Abu Dhabi (2008), Hyundai Oilbank in South Korea (1999), Gulf Energy Maritime in Dubai (2004), CEPSA in Spain (1988), Oman Polypropylene in the Sultanate of Oman (2006), PARCO Refinery in Pakistan (1995), SUMED Company in Egypt (1995), Energia De Portugal in Portugal (2008), COSMO Oil in Japan (2007), MAN Ferrostaal in Germany (2008) and Oil Search in

Australia (2008).  Its estimated net worth is more than $14 billion.  Additional information on IPIC can be found at www.ipic.ae and at www.ipiccanada.com.

About NOVA Chemicals

NOVA Chemicals is one of North America’s leading plastics and chemicals companies, developing and manufacturing materials for customers worldwide that produce consumer, industrial and packaging products.  NOVA Chemicals’ employees work to ensure health, safety, security and environmental stewardship through its commitment to Responsible Care.  Additional information on NOVA Chemicals can be found at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Additional media inquiries:

David Kaiser — Senior Vice President

Fleishman-Hillard Canada Inc.

Tel: 416.645.3682

E-mail: david.kaiser@fleishman.ca

Joanne Kearney — Account Director

Fleishman-Hillard Canada Inc.

Tel: 416.645.8180

E-mail: joanne.kearney@fleishman.ca

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward-Looking Information: This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating, but not limited to, opportunities for NOVA Chemicals to grow in Alberta and elsewhere; NOVA Chemicals’ focus on leveraging its renewed financial strength to take its industry-leading technology from its operating base in Canada to the world; IPIC’s belief that NOVA Chemicals will complement IPIC’s existing petrochemical portfolio by providing access to North American markets and distribution channels, world-class technology, and a wider range of products; IPIC’s belief that NOVA Chemicals is a perfect fit within IPIC’s long-term petrochemical growth strategy_and the timing for de-listing the common shares.  Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking information.

You are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in NOVA Chemicals’ public filings with the Canadian and United States securities regulatory authorities, including its most recent annual information form, annual report, management’s discussion and analysis, quarterly reports, and news releases.  NOVA Chemicals’ public filings are available through NOVA Chemicals’ website at www.novachemicals.com.  Copies of NOVA Chemicals’ Canadian public filings are available on SEDAR at www.sedar.com.  NOVA Chemicals’ public filings in the United States, including NOVA Chemicals’ most recent annual report on Form 40-F, as supplemented by its filings on Form 6-K, are available at www.sec.gov.  You are further cautioned that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings.  The forward-looking information in this news release is expressly qualified in its entirety by this cautionary statement.   In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals does not undertake any obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.